Filed by Ingersoll-Rand Company Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The attached transcript is from Ingersoll Rand’s earnings call on February 14, 2008, that is available for replay on Ingersoll Rand’s website.

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INGERSOLL RAND

Moderator: Joseph Fimbiani

February 14, 2008

10:00 a.m. ET

Joseph Fimbianti: Good morning. This is Joe Fimbianti, Director of Investor Relations for Ingersoll-Rand. Welcome to our Fourth-Quarter 2007 Conference Call.

We released earnings at 7 am this morning. The release is also posted on our website.

I’d like to cover the usual housekeeping items before we begin. This morning concurrent with our normal phone-in conference call, we will be broadcasting the call through our public Website. There you will also find the slide presentation for the call.

To participate via the Web go to www.ingersollrand.com. Click on the yellow icon on the homepage of the website. Both the call and the presentation will be archived on our Website and will be available tomorrow morning at 10 A.M.

Now please go to slide 2. Before we begin I would like to remind everyone that there will be a forward-looking discussion this morning, which is covered by our safe harbor statement. Please refer to our December 31, 2006 form 10K for details on factors that may influence results. In addition, please be aware that some of the subject matter discussed in the following presentation will be addressed in our proxy statement prospectus to be filed with the SEC relating to the acquisition of Trane Company.

Now I’d like to introduce the participants on this morning’s call. We have Herb Henkel, the Chairman, President and CEO, Ingersoll-Rand, James Gelly, our Senior Vice President and CFO and Rich Randall, Vice President and Controller.

We will start with a formal presentation by Herb Henkel and James Gelly, followed by a question and answer period. Herb Henkel will start this morning. Now please go to slide 3.

Herb Henkel: Good Morning, and thanks to everyone who dialed in to this morning’s call.

By any standard, 2007 was a transformational year for Ingersoll Rand. During the year, we divested our road development, Bobcat, Utility Equipment and Attachments businesses – for a combined $6.2 billion in gross proceeds. And then, in December, we announced a definitive agreement to acquire Trane, the global leader in indoor climate control services and solutions, for about $9.5 billion.

In so many words, this year marks the substantial completion of an 8-year transformation of our portfolio – from deep-cyclical to “class-A” diversified industrial company. The new Ingersoll Rand portfolio will have scale, global reach, diversification, inherent growth potential, and the potential for significantly higher margins and returns. As we execute on the potential of this new company, investors will experience consistently rising EPS and cash flow – with the potential for significant upward revaluation.

In a minute, we will take you through the details of our fourth quarter and full year 2007 results. The key message today is:

We maintained operational focus and discipline, while executing what has been the most fundamental portfolio transformation in the company’s long history.

For the year, revenue increased 9%, and we had solid growth in all of our major businesses, despite soft North American residential construction and heavy truck markets. Despite many one-time items the fourth quarter results capped an excellent year, in which we made significant progress in many areas.

Full year EPS from continuing operations was $2.48. Total EPS, excluding one time gains and charges was $3.33 – up 4% despite a significantly higher tax rate. Available cash flow was $714 million, even after a prior-period tax payment of $217 million. Excluding this tax payment, we comfortably met our targeted 90% conversion rate.

Now, let me turn it over to James, who will take you through the 4th quarter and full year performance.

James Gelly: Thanks Herb.

This slide gives a quick summary of revenue and operating margin for the 4th quarter. As you see on the upper right – sales were $2.3 billion, up 8.4%. Looking to the lower right, operating margin was 12.9 percent, effectively flat versus last year’s 13.0 percent. Please note that this quarter’s results included $12.9 million in restructuring charges. Excluding these charges, margins would have been 13.4%. I will come back to the topic of margins and operating leverage in much greater detail shortly.

Let me now go to the slide entitled “fourth quarter revenue growth.” As you can see on the upper right, growth in the quarter was 4%, currency-neutral, with about 4 points of growth coming from the impact of a weaker US dollar. Looking at the upper left, all three operating segments delivered solid revenue growth and we continue to see momentum in our key end markets, apart from the North American residential building and transport refrigeration markets, both of which I will discuss in more detail.

Climate Control was up 6%, while Industrial and Security were both up double-digits. Organic growth for Industrial was 9%, with a small amount of acquisition-driven growth.

Looking at the lower left, you can see growth rates by region. We continue to benefit from global diversification, with about 6 percentage points of top-line growth coming from outside the Americas. We saw 4% domestic growth in the quarter, with an average of 16% growth outside North America. Results were strong in Asia and Europe across all reporting segments. Revenues in the Americas were up 4%, despite residential construction and transport refrigeration markets which both experienced double-digit year-over-year declines. Latin American sales were up over 20%.

Go to the next slide, entitled “2007 revenue growth”, which provides a look at our segment growth rates during the 4 quarters of 2007. All 3 operating segments delivered consistent year-over-year revenue growth throughout the year, with Industrial and Security delivering double-digit revenue growth in nearly every quarter.

Let’s move now to the income statement, with slide number 7, entitled “fourth quarter 2007 results.” Skipping right to the second row, operating income, which was $298.8 million – up 7.1% year over year. As I said, this included about $13 million in restructuring charges.

Moving down the page, other income for the quarter was $15 million – up about $20 million compared with 2006. This increase was effectively higher interest income on our large, post-divestiture cash balances. We ended the year with about $4.7 billion in cash.

Let’s move right to the tax line, which is an expense of $106.4 million, up significantly from last year’s $28.1 million. As you can calculate for yourself, the effective tax rate in the quarter was 38.4 percent – versus last year’s 11.8 percent. The 4th quarter rate obviously reflects some significant, non-recurring tax charges taken in the quarter. As you’ll see in a minute, these charges drove the full-year effective tax rate to 21.8%, considerably higher than our prior guidance.

There are a couple of key elements in this quarter’s tax charge. The first relates to a downward re-evaluation of tax assets now that we’ve sold off a big chunk of Bobcat and Road income. In so many words, we found that our post-divestiture business mix and cash flows in the future are such that we’ll be less likely to realize the future benefits of things like foreign tax credits and net operating losses.

The second piece relates to a more pessimistic judgment on our part about some tax liabilities that date back to the late-1990s. Based upon information received in the quarter, we increased our existing reserves for tax penalties and interest related to the 1998 to 2000 tax years. This is essentially the same matter that led us to make a $217 million cash deposit with the IRS in August of 2007.

So, taken together, the combined impact of the 4th quarter tax charges is an unfavorable $50 million or an 18 cents hit to earnings from continuing operations. Adding back this one-time item – and the 3 cents of restructuring – we believe the representative, ongoing earnings power for the company is closer to 82 cents per share, rather than the 61 cents per share reported this quarter.

Moving on and looking at the next couple of rows – at Discontinued Operations – you can see a loss of $237.1 million and a separate gain of about $2.58 billion. In EPS terms, this breaks down to a discontinued operations loss of $0.85 per share and a $9.30 gain.

The $9.30 gain is the after-tax gain on the Bobcat divestiture. The loss of 85 cents is the net of two things. First, a one dollar non-cash charge for future asbestos claims, which I will cover in more detail in just a moment; and a positive 15 cents of earnings from discontinued businesses.

Finally, looking at the bottom line, reported net earnings for the fourth quarter from total operations were $2.5 billion or $9.06 per share.

With that out of the way, let me now turn to a review of our reporting segments.

If you please go to slide # 8, which discusses Climate Control. Sales in the 4th quarter were $915 million, up 6%.

For the total ThermoKing transport business, revenue increased by 9%. Declines in North America were offset by strong growth in overseas markets, especially in Europe and Latin America.

Looking at just the truck and trailer piece of ThermoKing, revenues worldwide expanded by approximately 6%.

North American shipments have been weak for much of the year, as you know, due to declining truck ton-miles and lower freight rates. Looking at the North American refrigerated trailer industry as a whole, 4th quarter shipments were down approximately 35%. For the full year, industry shipments were down approximately 15%, to about 32,000 units.

It is interesting to note that, for the quarter and the year, our European trailer revenues exceeded our North American trailer sales. European trailer volumes were up 24% in the fourth quarter and up over 35% for the full year.

Worldwide bus and sea-going container sales also expanded nicely in the quarter.

Looking at stationary refrigeration, this business was up 3% in the quarter. This time, growth in the Americas, especially in services and installation, more than offset lower sales volumes in Europe.

Climate’s reported operating margin was 12.4% in the quarter, up 140 basis points versus last year. This business generated some impressive leverage in the quarter.

Margin expansion was driven by volume and price, but also by operational improvements, which together more than offset inflation, unfavorable mix, and $8 million in restructuring costs. The management of this segment has made a lot of fundamental improvement, including a proactive approach to cost reduction in the face of sharply lower U.S. volumes. They also continue to execute restructuring initiatives globally, which will drive margin expansion in future periods.

Let’s go now to slide 9, which discusses Industrial Technologies. Fourth quarter revenues were $758 million, up 10% versus the year-ago quarter. As I said earlier, minus acquisitions, growth was 9%.

Air Solutions revenue grew by 12% — that’s 11% organically – as favorable overseas industrial markets, combined with new product introductions, drove higher revenues. Recurring revenue increased 10% versus prior year.

Productivity Solutions delivered 6% growth, as international growth in Material Handling and Industrial offset challenging domestic markets, primarily in tools.

Club Car revenues grew 7% over last year. The increase was attributable to higher sales of utility and 4x4 vehicles, higher aftermarket sales, and continued market share gains in an otherwise lackluster golf market.

Segment operating income was $97.7 million, representing an operating margin of 12.9%, down 80 basis points, from 13.7% in 2006. Favorable price and productivity were more than offset in the quarter by the unfavorable impact of inflation, mix and investment costs.

Let’s go to slide 10, to look at Security Technologies. Revenues were $650 million, up 11% compared with last year.

Commercial revenues were up 7% — driven by worldwide commercial construction, especially schools, universities and healthcare facilities. Revenues from electronic access control products were up 21%.

North American sales in the residential segment increased a very impressive 14%, in view of the precipitous decline in domestic residential activity. This was accomplished through recent pricing actions, market share gains at “Big Box” customers and in the new home-builder channel. We also saw strong sales of newly-introduced residential electronic products, which helped drive these impressive results.

Operating income was $121.7 million, or an operating margin of 18.7% — down 130 basis points from last year’s very strong 20.0% margin. About half of this decline was due to $4 million in restructuring charges. Other than that, unfavorable product and geographic mix, inflation, and growth investments more than offset price and productivity.

Let’s go to the next slide – entitled “fourth quarter eps” – is intended to present in simple cartoon form all the moving pieces we’ve discussed so far.

Starting on the left: EPS from continuing operations were 61 cents. Adding back the 18 cent hit related to tax charges, and 3 cents of restructuring charges taken in the quarter, brings you to the “normalized” continuing operations earnings power in the quarter: about 82 cents per share.

Next on the right, you can see earnings from discontinued operations – excluding the divestiture gain and asbestos charge – which were 15 cents per share; adding up these 3 pieces brings you to 97 cents – which is in line with our prior guidance.

Moving to the right, you can see the negative one-dollar impact on discontinued operations from the $277 million after-tax charge taken to cover expected future asbestos costs.

For the record, reported EPS, excluding the divestiture gain, was a loss of 24 cents per share in the quarter.

And finally, on the far right, we recognized a book gain of $9.30 in the quarter on the Bobcat, utility and attachments business – leading to reported EPS of $9.06 per share.

Before we move on to the full year, let me take a moment to remind you of the 4th quarter charge we recorded for future asbestos claims – that’s chart 12.

As I just said, we took a $277 million non-cash charge in the quarter – which represents our projected liability for all pending and estimated future asbestos claims, going out the next 45 years – through the year 2053.

Historically, we had recorded a liability for anticipated settlement costs, projected 7 years into the future, because we were unable to make reasonable estimates beyond that period of time.

In the fourth quarter, we conducted an exhaustive review of our historical asbestos-related litigation. This involved looking at litigation developments, trends in terms of claims mix and judicial treatment, and now our extensive, cumulative experience in resolution of asbestos claims. Based upon this review, we determined that we could, in fact, make a reasonable estimate of the total liability for all pending and future claims. We estimated the incremental net liability at $277 million after-tax – almost exactly one dollar per share – and recorded the liability in the quarter.

Let’s go now to the full year 2007, which is slide 13.

Revenues were up 9.1% for the year, with double digit growth in Industrial and Security. For the full year, our non-North American revenues were up 18%, versus 4% in North America.

Operating margins for the year were 12.1%, down 30 basis points from last year. Excluding restructuring of $28.7 million pre-tax, margins were roughly flat year-over-year.

Let’s look at the full year income statement, shown on slide 14. Moving directly to line 2, operating income for the year was $1 billion 58 million, up 6% year over year. Excluding restructuring, operating income was up 9%.

Hitting the high spots, other income increased $23 million year over year, primarily due to lower foreign exchange losses and higher interest income from increased cash balances.

The tax rate we’ve already talked about, but was 21.8%, up from 10.8% last year.

Continuing earnings per share increased by approximately 5% to $2.48.

I’ve just given you a lot of information about operating leverage, but let me take it one step further on slide 15.

In so many words, Ingersoll Rand did not produce any operating leverage during 2007. Excluding restructuring, operating income grew at fundamentally the same rate as revenue, about 9%. Starting on the left, you can see 2006 operating income, of $998 million, or a 12.4% margin. Moving to the right, you can see the impact of revenue growth, which was primarily price realization, and a small benefit from FX. During 2007, the impact of 3.5% cost inflation across the company’s $7 billion cost structure, represented about $250 million of unfavorability and is shown in red. We also made investments for restructuring and growth of $50-60 million during the year.

Our 2007 cost productivity was about 3% — not enough to offset inflation and investment spending. In summary, the low leverage on incremental volume – for the quarter and the year – was the result of heavy inflationary pressure and discretionary investments, which together outweighed our cost productivity. A key element of cost inflation was materials spend, which continued to be a drag on profitability as late as the 4th quarter.

Let me turn now to cash flow shown on slide 16. Our full year 2007 cash generation was $714 million, which included a $217 million tax deposit related to the 1998-2000 tax audit period. As you can see, the company is capable of strong cash generation.

Excluding the tax deposit – which relates to prior periods – cash flow exceeded 90% of net earnings in 2007, mainly due to some improved working capital management.

In fact, let’s go to the next slide to look at some balance sheet metrics.

As you can see, we made some improvement in working capital management, especially inventory.

Inventory improved by half of a turn, from 6.1 to 6.6 turns. Receivables days improved slightly, by half a day. Taken together, these working capital elements helped to offset the impact of higher sales on the balance sheet.

Capital spending in the quarter was $33 million – about 1.5% of revenues – while depreciation and amortization were $40 million.

The biggest change on the page was clearly our cash and debt position, which went from a net debt position last year of $1.6 billion to a net cash position this year of $3.3 billion – a favorable swing of $4.9 billion.

With that out of the way, let me now turn the proceedings back over to Herb.

Herb Henkel: Thanks, James. Please go to slide #18.

By any standard, one of the key transformational steps of the past decade has been the recently announced acquisition of Trane. Since we have many new and prospective investors on this call, I wanted to take a few minutes to step back and to discuss Ingersoll Rand’s portfolio transformation in more detail.

For those of you who have followed Ingersoll Rand over the years, it should be clear that this is just another step in the strategy we laid out back in 2000. In the last eight years, we significantly reshaped our portfolio by selling off slow growth or deep cyclical businesses and by reinvesting in targeted growth platforms. We had primarily focused on bolt-on acquisitions, making more than 60 of them since 2000. These have strengthened our 3 segments: Climate Control, Industrial Technologies and Security Technologies.

Now, please go to slide #19. The acquisition of Trane is a major step in our transformation strategy. Trane plus Ingersoll Rand creates a leading diversified industrial company. As a result, the combination gives you a company with stronger growth, better earnings consistency and much better “critical mass” around the world.

Now, please go to slide #20. I’m sure you recall that Trane was part of American Standard, which went through a lot of significant portfolio reshaping of its own over the past year. This was the opportune time to complete this transaction. As you’ll see, there is a powerful “industrial logic” inside this deal. From every perspective – customer, employee, and shareowner – this deal creates a lot of value.

You combine: premium brands; a broad customer base; a huge “installed base” which drives future demand; and a big proportion of parts and service revenues.

All of this adds up to a very diverse revenue base with very limited exposure to new U.S. housing starts. It also has very broad geographic coverage, and that means, especially strong growth potential in emerging markets. Additionally, with 60% of Trane’s commercial revenues coming from replacement – and 80% of residential coming from replacement demand – they have delivered consistent earnings over time.

Probably the most valuable part of Trane’s business model is its distribution network. Not just excellent product technology and engineering depth, Trane has cultivated and invested in what is without a doubt THE leading distribution network in the world.

Now, please go to slide #21. Trane is present in over 100 countries. It has a proprietary distribution network, with more than 7,500 sales engineers and service technicians. More than 500 company-owned locations worldwide, offering sales, service and distribution. There is a lot of excitement on both sides about combining this distribution network with Ingersoll Rand’s global footprint. This will offer customers and employees a significant opportunity for value-creation. We plan to use this “muscle” to drive revenue growth.

Now, please go to slide #22. The combination of Trane with Ingersoll Rand gives us a group of very strong worldwide brands.

Looking at this next slide, you get a reminder of the high-quality brands in the Ingersoll Rand portfolio. Trane is a perfect addition. They are number one in the U.S. and number two worldwide in commercial HVAC, and have a major market share in U.S. residential.

Looking across the top row, you can see the climate control “line up.” Number one and number two positions across the board. The bottom row shows the market positions and brands in our Industrial and our Security segments. As the takeaway box says at the bottom, a portfolio of “iconic” brands. With $16 billion of 2007 revenues, we will also create an $11 billion Climate Control giant with global critical mass, a tremendous installed base, distribution strength and more advance technologies than any other player.

Now, please go to slide #23. With the acquisition of Trane, the major heavy lifting of portfolio change has been accomplished. During the next 18 months or so, cash flow will primarily be used to retire short term acquisition debt, and I don’t expect many acquisitions or divestitures over that timeframe. For the foreseeable future, our focus will be on acquisition integration, synergy execution, and cash generation.

The key operating principle is: keep the businesses running smoothly, without disruption to customers. We will be intensely focused on operational excellence and continuous improvement.

Now, please go to slide #24. Growth and cost synergies will be driven by accelerated implementation of lean six sigma and productivity initiatives. The Ingersoll Rand business operating system that has been developed over the last several years will be the platform for driving continuous improvement across the enterprise.

The Trane transaction will be a major catalyst for ongoing cost reduction and continuous improvement throughout the new, larger Ingersoll Rand.

We obviously remain very excited about this transaction and this strong new company that it will create. We will continue to update you on our progress going forward.

Now, please go to slide #25 and let me turn the proceedings back over to James, who will take your through the outlook for 2008.

James Gelly: Thanks, Herb.

This year, our forecast has a little added complexity compared to previous years due to the exact timing of the Trane acquisition closing.

Let me start by reviewing the economic assumptions behind our 2008 forecast starting with stand-alone Ingersoll Rand.

If you go to slide 26. This slide summarizes the key economic and business metrics for 2008.

Like many companies, we are aware of the likelihood of a U.S.-driven economic slowdown in 2008 – but do not have evidence of a meaningful impact on our businesses as we enter the year. In fact, momentum as we exited 2007 looked solid. However, here are the key assumptions … starting on the upper left.

We assume the US economy has slowed, but like this quarter, the bulk of our revenue growth in 2008 will be generated outside North America. We expect this pattern to continue for some time, but we do assume some slowing in Europe and the rest of the developed world in 2008.

On the upper right, looking at U.S. construction, we assume residential building markets will show no upturn before 2009. Non-residential will see about 5-6% year-over-year decline in square footage terms, with institutional activity roughly flat year over year.

Moving down the page, the reefer trailer market in North America declined 15% in 2007 and is expected to decrease by an additional 15% as the market bottoms in the first half of 2008.

Expanding refrigerated truck and trailer volumes in Europe will help offset the declines in North America.

Finally, looking at the lower right, we expect industrial production and capacity utilization to continue at levels not dissimilar to 2007. The continued influence of a weak US dollar – and the significant stimulus it has provided to export growth – will continue to be felt.

In summary, for 2008, we expect to see overall stable growth in most major product and geographic markets, with enough product and geographic diversification to mostly offset the few particularly tough end markets that we serve.

If you please go to slide #27. Based on this macroeconomic view, we expect revenues for full year 2008 to be up 6% to 7% compared with 2007. Looking at the upper right, we expect about 4 to 5% growth in local currency terms, and assuming the US dollar stays right where it is now, about 2 points benefit from currency translation.

Looking at the upper left, we expect our 3 segments to deliver growth in the high-to-mid single digits, with somewhat higher growth in our industrial technologies business.

Looking at the lower left, as we saw in 2007, the bulk of our revenue growth will come from non-North American markets, since overseas growth will be much stronger than growth in the US.

Go to slide #28 and look at 2008 operating income looking as a stand alone business.

We expect to expand operating margins by about 1 to 1 1/2 percentage points in 2008. We expect this to happen through carryover pricing gains that we realized in 2007, and through higher cost productivity – closer to 4% of total cost in 2008.

We also expect inflation to moderate somewhat in 2008. With full year 2007 material inflation of about $150 million, we expect about $100 million in 2008.

Let’s go to slide 29, to Trane’s results.

On January 29, Trane reported outstanding results for the 4th quarter and full year 2007.

Trane 4th quarter revenues hit record levels at $1.8 billion, with organic growth of 13% compared to 2006. The order intake at Global Commercial Air Conditioning was very strong – up 24%, with an 8% increase in backlog.

Fourth quarter EBIT was $120.4 million, up 8% versus last year. Operating margins were 6.6%, down modestly from last year.

Revenues and margins improved significantly in commercial, while residential dealt with ongoing difficult market conditions and incurred additional costs associated with inventory draw-downs, logistics and marketing expenses.

For the full year 2007, revenues of $7.5 billion increased about 10% compared to 2006, with double-digit growth in both Commercial Equipment – and Parts & Services – and they more-than-offset a year-over-year 3% decline in Residential Products.

Full year 2007 EBIT increased by 12%, despite approximately $35 million in one-time costs related to warranty and inventory reductions in the Residential business.

Moving to the right to 2008 … Trane is entering 2008 with strong momentum. It had 13% organic growth in the 4th quarter and double-digit growth in orders. Revenues are projected to be up 5% to 6%, to about $7.9 billion.

Commercial equipment systems growth – about 50% of total Trane revenues – is projected at about 6% in 2008. Growth in the Americas is expected in the 6% range, based upon the strong replacement business and a solid backlog entering the year. Europe, Middle East and Africa will also grow at a steady 6-7% rate.

Commercial Part Services and Solutions, which is about 30% of total Trane business, is expected to continue its strong momentum (that’s 15% organic growth last year), with revenue growth of about 10% in 2008. In view of the momentum entering the year, and strong growth focus, this business is believed to have upside potential.

And finally, residential equipment sales revenues are projected to be flat. Housing starts are expected to decline further. However, 80% of this business is replacement. Also, channel inventories are low and the inventory draw-downs that we saw in the channel in 2007 are not expected to recur.

Looking at EBIT, Trane is expecting to deliver 10 to 15% EBIT improvement in 2008, to a range of $785 to $830 million. Please note that this includes about $75 million of contingency. And all told, this would be about 70 basis points of margin expansion, to about 10.3%.

The next slide, slide 30, puts together the respective stand-alone forecasts for Trane and Ingersoll Rand. For this analysis, we have assumed that the combination is completed on

May 31, not March 31 as we communicated a couple of months ago. As you can see, this forecast shows expected revenue for the combined entity of approximately $14.2 billion and an operating margin of about 12%.

We continue to target first full-year synergies of about $125 million pre-tax – and this forecast assumes about seven-twelfths of that amount will be realized during 2008.

Likewise, we assume purchase accounting charges of approximately $145 million per year – again we pro rate that annual amount for the period from June 1st through year-end.

As you can see, we show below the line the interest expense and interest income associated with the total $6.5 billion in debt outstanding for the last 7 months of the year.

The effective tax rate of the combined entity should be about 22-23%.

And adding up all of this up brings us to total EPS from continuing operations in the range of $3.80 to $3.90. Please note that those numbers do not include about 40 to 45 cents of one-time charges, primarily inventory step up, which we expect to incur post closing. As always, we will retain about 6 cents per share of expense related to the costs associated with discontinued operations.

This forecast is based upon a 312 million average share count during 2008.

And I should make it clear that the only real difference since our December 17 announcement is that we’ve assumed a closing that is two months later and therefore we’ll lose a big part of Trane’s seasonally strong second quarter and that caused the drop from $4.00 to the $3.80 to $3.90 that I show here.

Finally, the combined company should be a strong cash generator with available cash flow exceeding $1.1 billion in 2008. However, this amount does not include about $1.1 billion in 2008 tax payments related to the gain on the Bobcat divestiture. We expect to make that payment in the next month or so.

Switching gears to the first quarter of 2008, which is much less complicated because it only includes current Ingersoll Rand businesses.

We expect earnings per share from continuing operations in the range of 72 cents to 77 cents, which is an increase of over 40% compared with last year. This sharp improvement is based on revenue growth of 6-7%, operating margins at least one point higher than the prior year, and a significant increase in interest income due to our substantial cash balances. These improvements will be partially offset by a higher tax rate which we expect to approximate 22%. This forecast is based on 279 million outstanding shares.

EPS from discontinued operations will be about $0.02 of cost. So, in total, we expect reported first quarter EPS in the range of $0.70 to $0.75.

After all that, let me hand off back to Herb, for some concluding remarks.

Herb Henkel: I wanted to finish off this morning with the very important topics of integration synergies and long-term productivity improvement, which are going to be key drivers for Ingersoll Rand going forward.

As I noted earlier, our focus for 2008 through 2010 will be first and foremost to keep the business running smoothly and to attack the easily identified and controlled savings, like overhead reductions and supplier rationalization, while laying the groundwork for multi-year aggressive productivity improvement.

We are establishing rigorous multi year goals for key cost areas, while working to achieve functional excellence through a lean administrative structure for key functions like finance, legal, HR, IT and Shared Services. The cost base we are “working over” is about $500 million.

There should also be substantial procurement savings available in both direct and indirect materials considering the overlap of both companies builds of materials. The process improvement activity will also lead to manufacturer cost and quality improvements. That’s a $9 billion cost base we’re working on!

Integration planning has already begun and we have formed 14 teams in six areas. We have staffed this effort with dedicated, full-time resources, both internal and external, to ensure execution – with 20 vice president level internal resources, bolstered with outside expertise when necessary. Both Trane and Ingersoll Rand employees are actively engaged on the Integration Planning teams.

Putting Ingersoll Rand and Trane together will create some large-scale efficiencies and unlock a significant amount of cost synergies.

After our initial reviews, we feel very comfortable that the annual run rate savings of $300 million pre tax is highly doable. The savings are pretty evenly divided between gross margins and G&A.

Cost of goods sold will be lowered by supplier rationalization and procurement leverage and other manufacturer initiatives. Long term, there is lots of overlap and synergies in the areas of engineering, manufacturing and supply chain.

We see cost efficiency to be gained across the combined entity’s $3 billion SG&A structure. Both companies come into this merger with heavy SG&A, due to recent divestiture activities. For example, total corporate costs of the combined entity approximate $300 million. Our updated look at a rationalized cost structure suggest SG&A, as a percentage of revenues, can be lowered by 1 to 2 percentage points.

We remain very excited about this transaction and the stronger new company it creates.

Now, please go to slide #33. Finally, let me wind up the prepared remarks portion of today’s call.

By this time next year, we’ll be entering 2009 as a $17 billion company with some of the best, most widely-recognized commercial and industrial brands, all of which have leading market positions.

The combined companies have stronger growth prospects going forward, as well as significant opportunities to improve margins and returns. We will be rounding the bend on $300 million of annual cost synergies at that time.

Much of our time and resources will be focused on margin expansion and cash generation, through continuous improvement and disciplined program management.

I appreciate that our investor base has had to deal with a very, very tumultuous 2007. The changes during the year have exacted a toll, and I take full responsibility for that. I would be remiss if I did not conclude my remarks by saying that I am very confident that Ingersoll Rand has never been better positioned, has never had a better portfolio, and has never had greater opportunity to drive higher income, cash flow, and shareowner returns.

I thank you for your time and patience, and that concludes the formal part of our presentation.

I would now like to open the floor for questions.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We do ask that you limit yourself to one question and one follow up. Once again, that’s star one if you’d like to ask a question.

We’ll go first to Ann Duignan with Bear Stearns.

Ann Duignan: Hi, good morning guys. This is Ann Duignan.

Herb Henkel: Hi, Ann.

Ann Duignan: I’d like to start out by asking why the delay in the closure of the deal? I thought it was going to be pretty straight forward.

And then, any changes to – of the funding of the deal, given that you had initially said you had issued 54 million shares. That would have delivered about $2.6 billion back then, but obviously your share price is much lower today. Is there any change to the way you finance the transaction?

Herb Henkel: If I can, let me answer that piece of it first and then give you the timing. First of all, we have a firm price cash plus 0.23 shares of IR stock. That has not changed. And our financing and so on, that has also really not changed whatsoever.

Secondly, regarding the timing, unfortunately this continues to be an estimate on our part. When we went through our process back in the beginning of December we thought that we would be getting through, as we said at the end of the first quarter, beginning of the second quarter. Now, as we find ourselves in mid February with still completing the K, still having to do the S-4 and expecting the review by the SEC, we see that the “average” of those dates turns out to be May 31. But, I will tell you candidly it could be as much as a month earlier. It could be as much as a month later. It really is dependent more on the timing required for the SEC to review the documents we submit. But outside of that, really nothing else has changed.

Ann Duignan: OK. Thank you. And my follow is around your outlook for organic growth for Climate Control. Is that higher than I would have anticipated given the outlook for Thermo King or for reefers in North America. Can you just give me a little bit of color on the market outlook for that business segment?

Herb Henkel: Yes, I’d say to you, I think, when you look at Climate Control for the full year going across, first quarter frankly is not all that much different, it really looks, that Climate Control in the Americas, when we lump it all together is going to be in the relatively flat category with the real driver continuing to be what’s happening over in our European operations.

As the Eastern European part of the market continues to be very, very robust, we’re seeing mid teens on the revenue side. And then, if you take Asia Pacific for us, and this does not include any upside that we’re hoping we can realize from the Cold Chain initiatives we are working on, but from the core businesses we have in place, we also expect close to 10 percent growth so that when you add those pieces together, that’s how you wind up with six or seven. So the real key piece is, as we said in the comments, it was incredible for me when I think back to what we had experienced back in the early 2000 time frame, that 2007 to now to see the trailer and truck markets in Europe both being larger than the trailer and truck markets in the U.S. and both having upward potential that really is, as of this point in time, somewhat capacity constrained yet. That really is helping to significantly offset the, again, continued forecast of slower 15-somewhat percent reduction we see in trailer North America.

Ann Duignan: OK. Thanks, Herb. I’ll get back in line in the interest of time.

Herb Henkel: Thank you, Ann.

Operator: We’ll go next to Alex Blanton with Ingalls & Snyder.

Alex Blanton: Good morning.

Herb Henkel: Good morning, Alex.

Alex Blanton: I wanted to talk about the tax rate for a minute. When you gave your guidance for this quarter, the tax increase was not anticipated?

James Gelly: That’s correct.

Alex Blanton: And you said something about the tax increase in fourth quarter being non-recurring and yet the tax rate that you’re forecasting for this year is actually higher than last year’s full year tax rate, so it is recurring, is it not?

James Gelly: Well, let me say that the effect on the fourth quarter and calendar year ‘07 are items that we’ve described as one time in nature and relate to the things that I described in my remarks, increasing reserves and reducing foreign tax credits and net operating losses in the wake of the Bobcat and road divestitures. So those adjustments, I tried to characterize as charges that were one time in nature.

Now, as for the 2008 effective tax rate guidance which we’ve given you, you pretty much do one year at a time when you develop your tax rate, and as a separate matter and unrelated to the items that you found in the fourth quarter we’re looking at a 22 percent rate in 2008.

Alex Blanton: The 22 percent rate in 2008 is noted related to what happened last year?

James Gelly: No. In fact, the rate that you calculate for the coming year 2008 has a whole bunch of things in it, like, you know, the amount of inversion debt, the amount of overseas income, tax rates, et cetera. And you kind of roll them up one year at a time, but I did not raise 2008 rates in any way connected with the items that ran through the fourth quarter rate. It’s just a coincidence that they got to the same place. I know it’s confusing, but hopefully that’s helpful.

Alex Blanton: Also restructuring charges you broke out for this year, but did you have any last year?

James Gelly: Nothing of this magnitude.

Alex Blanton: OK. Now on this – let me just finish by asking why was the tax rate increase not anticipated? Because that does lower the earnings.

James Gelly: It’s a good question. You’re right. It’s a significant increase. And the answer is when you get to the end of the year, and in a year where you divested almost a third of your revenue base and you changed in some fundamental fashion the amount of income you had inside the U.S. and outside the U.S. And the – until you look at it legal entity by legal entity, country by country, business by business, I’m afraid to say you can’t reach some of the determinations that we reached.

And I hate to say it was impossible to forecast but it certainly wasn’t in our mind when we gave guidance 90 days ago or even back in May when we announced the divestiture of the compact equipment business.

Alex Blanton: OK. Thank you.

James Gelly: Thank you.

Operator: We’ll go next to Andrew Obin with Merrill Lynch.

Andrew Obin: Yes. Good morning.

Herb Henkel: Hi, Andrew.

Andrew Obin: Just a question on the margin patterns in Industrial and Security and Safety. As I look at the results that were released by your European competitors, I’m just struck by the fact that their margins went up and yours have declined, and I’m just trying to understand is there a structural explanation or are you just in different markets? Are you trying to gain market share? Could you comment on that?

James Gelly: Yes. Now, that’s a great question. And we look at it the same way and reach more or less the same conclusion.

So number one, if you take the Industrial Technologies’ competitor, there I think you have better, in their case, more favorable geographic mix and product mix, so higher margin product in better markets. I think we have more work on our hands where it comes to productivity and price realization, but we come to the same conclusion you did which is we under performed from a margin standpoint versus that competitor.

Herb Henkel: I think a piece we do want to add on to though, Andrew, is that remember when we reported last year that the charge that we incurred for Oil for Food, those charges ran through this sector’s numbers in the fourth quarter. So that is about almost a margin point right there. So that’s not an excuse. I’m just trying to give you the difference on it. So we clearly have more that we need to do in getting a better share on the oil free, which has got higher profit margins. We need to do more on getting non-U.S. based income in this business, and we need to avoid those kind of stupid extra charges.

Andrew Obin: And the question, I guess, on Security, I mean, you’ve done a fantastic job growing, I guess, the residential business in this market. But does it come at a substantially lower margin? Or is lower margin Security and Safety primarily due to the fact that electronics is growing so fast?

Herb Henkel: Well, I think it’s not an either/or. Again, what you have is clearly the most profitable of our businesses are in the commercial hardware side. And as we said that we had a significant growth element that came on the residential side, which as you deal with big box and so on, does not have the same margin level as we have on the commercial side.

If you then add on to what the strong growth that we had on the electronics side, the electronic piece again is more like in the mid-teen level rather than the 20-plus percent. So collectively, the addition of the growth in residential as well as what we had on the electronic build side, that’s what made the difference between what we normally look at, at an 18 to 19 percent level margin.

Andrew Obin: Got you. And just on another subject, when you note this 40 to 45 cent charge, how much of the charge is cash and how will this affect cash flow over the next year or two?

James Gelly: The vast majority of it, Andrew, is sort of inventory step up. So I would say no cash.

Andrew Obin: OK. Thank you very much.

James Gelly: Thank you.

Operator: We’ll go next to Joel Tiss with Lehman Brothers.

Joel Tiss: Good morning. How’s it going?

Herb Henkel: Hey, Joel. Sorry we were not able to be there the other day.

Joel Tiss: Yes. Well, the sun finally came out, so I guess it coincided with your earnings. I wonder if you could just, you know, you enumerated like the reasons why the operating leverage wasn’t – you know, the structural – the whatever – the numbers. But can you give us a sense of anything inside the businesses or the mix or anything from a structural standpoint? And can you tie that together a little bit about with the actions you’re taking on the restructuring charges?

Herb Henkel: Yes. I think there’s really several pieces to it. Number one is that as we look at our European footprint specifically, we continue to look to see where we can have the same type of productivity improvement that we realized in the U.S.-based manufacturing back five, six years ago. So that continues to be an area where we’re looking at how to drive (in terms of) the cost reduction.

And I think the second piece was that we keep looking at and saying is that our material inflation, we have just not been able to go and to get – between that and the salary increases – to be able to totally get enough productivity. That’s what James said is that, you know, we know that we need to do is we need to step up our productivity from the three to four to four and a half percent on the year-over-year basis and that is why really the addition of Trane at this point in time gives us the ability to combine and leverage the two overhead structures into one to go after the G&A side, that we have a lot of manufacturing footprint things we can go look at in the future to improve. While we’re currently outsourcing things right now, we can probably bring them in and, you know, increase our productivity.

So that’s why I said it really is throughout the builds and material, the manufacturing footprint, and then looking at total G&A structure.

Joel Tiss: OK. And then sort of a similar kind of question, you know, your cap ex had been low historically, or in the last couple of years. Is there anything that you’re seeing that would cause that to be reevaluated in the future?

Herb Henkel: Well, the only thing – I mean, if I look at this biggest part of the differences is that as we wind up looking at more of our growth being outside the U.S., what is the effectiveness of manufacturing in our current locations versus to be more regional?

So included in our plans for this year is another very large plating facility down in Mexico to take care of some of the production we’re doing here. Then I think the other part that we clearly are looking at is our IT spend. You know, we continue to look at how do we wind up going and really getting at some of these costs that we have. We’ve got to drive our 100-some odd different programs and different structures and so on and really implement and ERP.

So many of the ERP dollars wind up going and running through the balance sheet. So you’ll see somewhat of an increase that probably takes us up closer to two percent rather than the more like one and a half percent we’ve been running in the past.

Joel Tiss: OK. Thank you very much.

Operator: Thank you. We’ll go next to Terry Darling with Goldman Sachs.

Terry Darling: I just had a question on the slide 28 where you’re talking about the IR standalone operating income bridge, and I guess just looking for more detail pursuant to the last question. You’ve got inflation two and a half percent versus 3.5 percent in ‘07. Can you take us through where you see fewer inflationary pressures this year to start off?

James Gelly: Yes. Well, we had a – first of all, if you go back and look over the last, call it, two or three years, there’s been, as you know, some pretty rapid rates of inflation in commodities. Almost in every regard you’re still seeing some push pass-through through the system of higher resource costs, metal costs.

What we’re looking at as a kind of outlook for 2008 is there will still be inflation. But instead of taking $150 million, we can sort of trace to more like $100 million of projected inflation. And that’s everything. It’s commodities to some degree, but across the board looking at a slight deceleration in total input. So that would be across the board, people cost, services cost, professional services cost, as well as materials and other, you know, things like commodities.

Terry Darling: And if I’m thinking correctly about the delta relative to your initial expectations in ‘07, copper was a big component of that. Can you correct me if I’m wrong there? And can you tell us what your copper price assumption for ‘08 is, please?

James Gelly: Yes. No, copper increased in ‘07. You’re right. In fact, the numbers that you saw in the latter half of the year or middle part of the year are some $3.50 dollars a pound. We have a slight reduction in the cost per pound as you go into 2008.

Terry Darling: OK. And then on the productivity side, you’re talking about four percent versus three percent. Where do you see the incremental – what’s driving that incremental, you know, improvement in productivity?

James Gelly: Yes. Well, first of all, if you take a big company like this, obviously a big part of it is continued work on the procurement front to work on commodity teams and applying more leverage in supply base. That’s before the acquisition of Trane.

I think the big delta will probably be moving into non-material productivity in a more aggressive way. Herb talked about leveraging the overhead structure better, driving more efficiently to get incremental dollars of revenue without adding to the SG&A layer.

In many cases we are making growth investments. I think the trick here is to take more time and attention to drive productivity in the overhead, if you will, in the administrative parts of the company and to get a better balance of incremental dollars with less heavy investment in SG&A.

That’s a different set of strategies, different type of resource than necessarily has been brought to bear here over the trailing two, three, four year time frame where a lot of the productivity focus has been on, I’ll call it, material costs.

We continue to restructure, you alluded in your question. All of the benefits for the $28 million, $29 million of restructuring that we took in ‘07 will be found in our results in 2008. So you fund productivity, at least in part, through productivity. This second half of ‘07 was a relatively healthy year in terms of productivity investment and the returns on those type of projects are very good.

Terry Darling: And the uptick in the restructuring and growth investments; is that on the restructuring side or the growth investment side?

James Gelly: Well, of the amounts that we called out for the year of $50-odd million, $60 million worth of, quote, “investments,” about half was the restructuring dollars that I cited, so $28 million, $29 million of restructuring.

I would say the growth investments have been maintained around here for quite some time. That’s a pretty representative level. But the restructuring is probably heavier than you had seen in the last couple years.

Terry Darling: OK. And lastly on the ERP implementation, can you square us up as to where you are in that process? You know, if you want to use the baseball analogy, that might be helpful. And what is the spending expected on that in ‘08 versus ‘07?

James Gelly: Yes. Well, in baseball terms we were pretty far along in businesses that we divested. So if you think about the history of putting in integrated ERP systems in the company, we got very, very good at it by putting it into Bobcat and Road. Those businesses were divested. And what remains we’re probably in the second inning.

Herb Henkel: We really have much more of a footprint already there at Climate Control than we do at Industrial and in Security. And the full, going forward, we’re talking about things that will be probably – let me get a dollar number for you so I can just look in here while I’m talking.

Terry Darling: Thank you.

Herb Henkel: I think we’re talking about somewhere along the lines of $70 million to $80 million was the total number of dollars that we were looking at spending. But remember, this is not a net number because what we’re obviously also doing then is stopping work on some of the existing legacy system costs that we have in place. So ours is not to go into increments by that much but really to wind up stopping to do the rewriting and reprogramming of a MRP and go – instead to go do it into the Oracle-based stuff we’re doing.

Terry Darling: OK. And that was 70 to 80 for ‘08 or over the life of the …

Herb Henkel: For ‘08. Yes.

Terry Darling: And that will tail off in ‘09 or?

James Gelly: This is going to take – this is probably two or three years. That’s without considering the business case of putting in more integrated systems in the Trane businesses. We haven’t even considered that. We were thinking as a standalone Ingersoll Rand it would be ‘08, ‘09, a little bit 2010.

Terry Darling: Great. Thanks for the help.

James Gelly: Thank you.

Operator: We’ll go next to Nigel Coe with Deutsche Bank.

Nigel Coe: Thanks. Good morning.

Herb Henkel: Hi, Nigel.

Nigel Coe: Herb, you talked about, you know, the synergy on the SG&A side being maybe one or two percent of combined sales. If you go up 2 percent, that would get you a little bit more than ($30) million which is your, you know, combined synergy target as it is.

Would it be fair to say that, you know, now you’ve had two months to look at Trane in a bit more detail that you maybe are more bullish on your opportunities for synergies?

Herb Henkel: Well, I think that the way I would say to you is that when we have done our homework, what we are at this in point in time very confident in the $125 million for the first year and the $300 million that we will deliver in 2010.

But in the spirit of continuous improvement, you and I both know that what we wind up trying to do is continue to see if we cannot go beyond that. But as we are now – we’re planning for more. We’re working on more. But right now the number that I’m giving you is the $125 million to the $300 million.

And your math – that’s why I said to you it’s one to two percent. You get to two percent, you clearly go by that. I’m not there yet. Where I am today is $125 million the first year and $300 million by 2010. And I want you to know that we are working diligently to see if I can change that by the time we talk in the next couple calls.

Nigel Coe: OK. Great. And secondly, James, on the tax front, the 22, 23 percent combined tax rate is maybe a bit lower than expected. There were maybe some concerns that, you know, Trane might mix up the tax rate, at least in the short term. Doesn’t sound like that’s going to happen. Can you maybe comment on that?

James Gelly: You’re right. The blended rate would be higher. One of the areas of opportunity we’ve identified when you put two big global companies together and you have a chance to look at tax as one of the synergy strategies, we think we’ve found some. We, I think for obvious reasons, haven’t spelled them out or talked too much about them. But we do think that there are structurally some opportunities here to keep the blended rate down to the low 20s.

Nigel Coe: Right. And then finally on the cash flow, I think if I’m not mistaken you talk about $1 billion for 2008. You’re now talking about $1.1 billion. Is that coming from, you know, just better working capital management? And, you know, going forward is there any structural reason why Ingersoll Rand can’t convert, you know, 100 percent or more of earnings in the cash flow?

James Gelly: Well, let me say – let me answer the second question first which is no – there’s no reason. In fact, if you look at the slug of amortization that we’re going to have around here, it’s simply additive to the, call it, positive cash generation as a percentage of net income.

And to your point, you get there through, as Herb described, you know, lean capital spending. You get there through better working capital management, but there’s nothing inherent in the business model here that indicates less than 100 percent of net income.

Now when you grow rapidly, you grow outside the United States. You go through changes of the kind that we’ve gone through, sometimes on manufacturing or putting more material on the water. That all kind of comes and goes. But there’s nothing in the business model that says you can’t do 100 percent.

Nigel Coe: Great. Thanks a lot.

James Gelly: Thanks, Nigel.

Operator: Thank you. We’ll go next to Robert Wertheimer with Morgan Stanley.

Robert Wertheimer: Hi. Good morning, everybody. You’ve been pretty helpful on the materials cost, but I just wanted to see if I could narrow it down a bit. Is materials cost getting worse or better into 4Q and then I guess into the first part of 1Q?

Herb Henkel: We actually see it continuing to go up slightly in terms of the inflation continuing to be a number that’s going to be driving the first quarter, probably somewhere between a $15 million to $20 million on an incremental basis.

Robert Wertheimer: OK. And then – thank you. And then on the second question will be just on the inventory step-up charges. I understand that happens. And I know that you were very clear that estimate was not precise last time we talked. But I think that you had said that you thought the $4 number included a little bit of the inventory step up. And now you’ve got 40 to 45 cents that’s not in that. So the question is, am I correct and did that end up coming up higher than you thought and why?

James Gelly: Well, first of all, when we gave the $4, we did not include – we could not have included meaningful amounts of inventory step up. So that is the primary change, going and doing a more thorough job of what would need to be the impact from step up.

We are not including in the number known areas of restructuring which are not heavy. So I don’t think we were very imprecise, if I can say so, back in December about given the shortness of time and the, you know, the amount of detail that we had at that point. And we didn’t attempt to give an estimate of the step up.

Robert Wertheimer: Yes. That’s – yes, I understand that. But I just wanted to make sure. So there really wasn’t much of a step up, if any, in the $4 number.

James Gelly: That’s right.

Robert Wertheimer: OK. Perfect. Thank you.

James Gelly: Thank you.

Operator: We’ll go next to Eli Lustgarten with Longbow Securities.

Eli Lustgarten: Good morning.

Herb Henkel: Hi, Eli.

Eli Lustgarten: Yes. Thank you for, you know, giving a thorough (inaudible) of your confusing year, with ‘08 being as complicated as it’s going to be because of the timing of the acquisition. I hate to go back to the tax rate but can we talk a little bit about what the 2009 tax rate looks like? Is it staying in the same range or some parameters of it?

And in the big charges in ‘07, you had some penalties and interest but pre-2001. Now there is another big claim by the IRS that 2001 and 2002 and post I believe that, you know, that you’re negotiating with or have discussions with. Can you tell me a little bit about that, the impact of that claim against Ingersoll Rand?

James Gelly: Sure. Let me start with the second part which relates to the 2001, 2003 audit period. As you point out, Eli, correctly, it is in that audit period that the Bermuda inversion was examined and assessed. As I think everyone on the call knows, the IRS has disallowed any of the inversion debt to be treated as debt and therefore the interest deductible. That’s the area where the company has strongly disagreed with the IRS’ position.

And as you rightly point out, that’s an area, to say the least, that we’re in discussions with. And we are really not talking about that process. It’s not something that we do get into or can get into. It’s outside of any of the guidance or consideration.

And I’ll just say for now, Eli, that remains a pending item and could be quite some time before there’s any resolution of that matter.

You asked about 2009 tax rate, I’ll just say that based upon what we now know, sitting in 2008 and looking at the income mix and, I’ll call it, overseas versus domestic tax rates, other structural things that we’re working on, I don’t have any indication now that 2009 is going to be very different from 2008 in terms of tax.

The only thing that I would say is that as income continues to grow at Ingersoll Rand, and if income were to continue to grow in the United States, a high-tax jurisdiction, you could see some upward creep in the effective tax rate. But I’m not signaling that I think that’s a big number.

And then I’ll just say the imponderable about, you know, additional settlements or assessments are also not in our guidance, you know, beyond what we’ve already said. Do you want to ask a follow up question?

Eli Lustgarten: Yes. The other comments you talked about is materials guidance of 100 million versus 150. And I guess, I know the Trane guidance also assumed a stable cost price relationship between material and price.

Can you talk about, you indicated in the first quarter, we’re seeing tremendous cost pressures on commodity prices, big scale increases, you know, average copper price is higher at this point. Can you talk about, you know, whether you’re comfortable with that 100 million? It looks like that’s going to be a conservative number. We’ve seen everybody raise that forecast.

And to what degree do you expect higher prices? Or what kind of pricing assumptions are you putting into 2008 at this point to – given the pressures that are existing in the business?

James Gelly: Yes. OK. So realization of price during 2007 across all of Ingersoll Rand ran at about 2 percent favorable. And so as I mentioned in my comments, you know, a big part of what we do is we continue to look for areas where we can realize price. And we’ll continue to do so. And we’ll realize the carryover of what we got in 2007 for all of 2008.

I think it’s fair to say that you’re right, we still see inflation pressures. I think what we’re really debating here is the rate of increase year over year. So if I pick out certain things like – I’ll just pick lead as an example. Lead went from 50 cents a pound in 2006 to $1.50 a pound in 2007. And is assumed around a $1.50 in 2008.

Now I don’t have a decline baked in there nor do I have it going from $1.50 to $2.00. If you take, for example, copper, which we’ve talked a lot about, it went from $2.00 to $2.50 to $3.50 and it’s, you know, kind of in the plan in 2008 at, you know, $3.50.

So what we’re getting at here is what was the aggregate increase in 2007, and the answer was very heavy, if you take these metals, steel being another example. And what is the further increase from here as a percentage when you look at all of ‘08 versus all of ‘07? I guess what we’re saying is, “Yes, there’s been huge inflation.” The question is whether ‘08 is another barn burner commodity inflation year the way ‘07 was or do you merely continue to face the cost structure that you had when you, you know, kind of got to the fourth quarter of ‘07. So what we’re not projecting is another big year in ‘08 like ‘07, but there’s no relief from the levels that you hit in ‘07.

Herb Henkel: So think of it, Eli, along the lines of full year pricing at fourth quarter 2007 throughout 2008, and to delta between that and the sub-year stuff we had in 2007 collectively adds up in our math to being about 100 million.

Eli Lustgarten: And let me just clarify, you did indicate that you are showing a positive cost price relationship that you can pass on your costs at this point, so that’s not an issue at the moment.

James Gelly: That’s right.

Herb Henkel: Right.

Eli Lustgarten: Thank you.

James Gelly: Thanks, Eli.

Operator: We’ll go next to David Raso with Citigroup.

David Raso: Yes. Hi. Two questions. One on Thermo King and also on Security and Safety, non-resi. First on Thermo King domestically, can you tell us what Thermo King was down domestically in the fourth quarter?

Herb Henkel: That’s about – I think it was about 12 percent.

David Raso: Given where the industry builds have been, does that mean we have that pain to come the next quarter or so? Or are you just taking that much share?

Herb Henkel: I think what the difference we always get into, David, is the conversation about how many trailers are sold and put to distribution versus how many of them are sitting there. And we’ve put things into the hole that is in it. So we saw a couple thousand trailers that we put things into. That’s different than what you saw in terms of trailers being manufactured in the fourth quarter.

So that’s why our numbers are higher, if you will, than what you would take from the (ac) data just talking about trailers being built and then shipped to a distributor. So we actually wound up having some units that were already at distribution that we wound up putting units into. That’s why our number was not as low as what you would get.

And now going forward for 2008, as we said, is that we think that our volume overall is going to be down about another 15 percent.

David Raso: And for Europe, I noticed on the economic sheet where you had GDP was labeled, “Western Europe,” but your refrigerated trailer was Europe. So I assume you have the strength in Eastern Europe in that European refrigerated trailer number?

Herb Henkel: Yes, exactly right. We’re talking increases there that are well north of 20-plus percent, and we continue to see that strength. Right now, as I said, I think when we talk to our folks over there we hear more conversation about capacity constraint and the ability to build them out rather than in terms of customer demand so that’s where we’re pretty optimistic. I think things are firm all the way out through halfway in the year as we are in the second month of the year.

David Raso: And then regarding Security Technologies, you did not provide the mechanical commercial revenue, but obviously third quarter commercial revs were up 16. They’re only up seven in the fourth quarter. And it looks like electronic access didn’t change a ton. It went from up 24 to up 21.

Did mechanical flatten out in the fourth quarter?

Herb Henkel: Yes. I’d say the rate of increase was no longer double digit. It was now getting into more the upper single digit type increase. And again, I think a key part where we look at our profitability on this has got to do with the mix between European versus U.S. Our U.S. business is much more profitable on the mechanical side than is the European business.

David Raso: No, I appreciate that. But the mechanical business, if it was up 13 in the third, did that flatten out already in the fourth? I’m just trying to …

Herb Henkel: Yes. That’s why I said we talked about it being really closer to the 10 percent type level.

David Raso: The 10 percent was total commercial, so mechanical is flattish to get total to up high single. There’s no way mechanical could be up 10 and electronic up 21 and all commercial up seven. I’m just trying to understand did we see non-electronic commercial revenues flatten out?

Herb Henkel: I’m going to have to get back to you.

James Gelly: Yes. Let us check on that one. That’s a good question.

David Raso: Yes. The math doesn’t make sense.

Herb Henkel: We have to go by memory on this one.

James Gelly: Yes. We don’t have that data.

David Raso: No. I’m not trying to pin it. Just the math doesn’t work. I mean, obviously mechanical must get close to almost flat already. But then it dovetails into ‘08. If I’m guiding Security Technologies up five to six, right, meaning your guidance, obviously the economic data you threw out there for square footage down 10 percent commercial and so forth, how am I getting five to six?

But (it’s) a business. I know CISA gave you a good southern Europe leg a couple years back. But it’s still a majority U.S. business. So I’m trying to understand how we get up five to six.

James Gelly: You ask just in general to make sure people understand the consistency of the data. The information we’ve showed about square footage, which as you point out show the decline in the commercial space ex-institutional, we have got in here a lag from the time that the construction is started to the time that things like security equipment are implied and gives you pretty good visibility through a significant portion of 2008. But you’re right, I mean, there is – we’re looking at a head wind in that non-residential piece, especially towards the end of the year.

David Raso: OK. I appreciate it. If you can just get back to us on that, the mechanical for the fourth quarter. Thank you very much.

James Gelly: OK. Thank you.

Operator: We’ll go next to Robert McCarthy with Robert W. Baird.

Robert McCarthy: Morning, gentlemen.

James Gelly: Hey. How are you?

Robert McCarthy: Great. Well, it’s still morning. I’ll start with a simple question. I know that it’s not a big number. You’ve been at pains to make that point, but in the restructuring charge that you’ve combined with the inventory step-up that you’re excluding from your guidance, is it, is it simply that you really don’t have a point estimate for the restructuring charge yet? And does it not feed into the synergies that you’re expecting to recognize in the year?

James Gelly: That’s exactly right. That’s exactly right, so as Herb said, we’re still working and confident about the level of acquisition synergies that we originally talked about. The planning phase that we’re right in the thick of right now would directly pertain to the amount of required restructuring and, in particular, you know, the amount of charge that you would take, let’s say, on one side of the acquisition or the other is also an area of focus. These are areas that a lot of teams are at work on. We’re just not far enough along to call it book-keep with accuracy enough to disclose, externally anyway, what the kind of restructuring and benefits are and timing and amount.

Robert McCarthy: OK, that’s – I, thank you, that’s …

James Gelly: You got it exactly right. We’re not far enough along to give that kind of detailed point estimate.

Robert McCarthy: OK, that’s fine. And then the other thing I’d like some help, and maybe some other people would, if you could, on slides five and 27, the bar charts on the left hand side in both cases, segments and regions, these growth numbers, of course, include the currency effect and rather than, you know, make wild guesses as to, you know, how much of it occurs in Asia versus Europe or how to allocate it among the segments, I’m wondering if you could tell us simply what the growth rates or what the currency contribution is to each of those six bars on those two slides.

James Gelly: Now we’re talking about – well, OK. So let me say this. The answer is yes, I can, but no, I’m not in a position to do it right now. In other words, I don’t have in front of me the breakdown by the six bars, but yes, of course we have it.

Robert McCarthy: OK, I’ll follow up with you then. Thank you.

James Gelly: Great, thank you.

Joe Fimbianti: Operator, we have time for one more question, please.

Operator: And we have one question left in queue. We’ll go next to Mark Koznarek with Cleveland Research.

Mark Koznarek: Thank you. You know, way back when we began the Q&A, there was discussion about Climate Control and you described the outlook geographically. I’m wondering if you could go through it again and just describe transport versus stationary and especially stationary, you know, what the outlook is across the geographies.

Herb Henkel: Yes, when I said before, when I was doing it, I was doing it on a macro basis, Mark. I was said that, for instance, Climate Control Americas for us, when we added up the stationary plus the transport obviously being off, we said transport was going to be off somewhere along the lines of 15 percent. We then add back into that our contracting business and stationary stuff; when we’re all done, we’re at flat to up slightly.

If we wind getting over into Europe, where we sit there is that collectively we’re up into the double digit growth for 2008, and in that, most of that growth, the double digit side of it is going to be winding up coming from the transport with stationary side being really more of a modest single digit type growth. And if you wind up moving over into Asia Pacific, the growth there really is pretty much across the board and now, all of a sudden, some of the growth, because of the size of the numbers, bus air conditioning actually winds up also showing up as being one of the areas for some growth, but pretty well consistent across the board, at about 10 percent. Not much different between transport or stationary type stuff.

Mark Koznarek: So back to North America, the stationary you think is going to be strong enough positive to pull the overall Americas business up to flat to slightly up?

Heb Henkel: Well, you know, one of these interesting things that we find if there is a slowdown, and we saw this in previous times that when there’s a slowdown in the economy, people start going to the supermarket more to buy food to bring it home versus going out and, so if you actually looked at same store revenues for the retail side, in the end of last year it actually got stronger to the tune of, Joe, was it about 4 percent or so?

Joseph Fimbianti: Three percent.

Herb Henkel: Three percent higher. So that’s, and then, you know, there, actually, I was also picking up land that is now relatively inexpensive. And so we actually see the activity level, at this point in time, being strong and obviously the biggest difference for us at this time, Mark, is the fact that we’re significantly participating in all of the key players. We have the contracts at Target. We have the contract at Wal-Mart and we have it at the more traditional national type chains, so unlike what we faced in the downturn where it was driven by Wal-Mart being strong and everything else being weak, we now see the ability to participate in all of it. We’re doing much better. The service is now double digit profitability, so collectively, yes, we really see a balance now between stationary and transport for next year in the U.S.

Mark Koznarek: OK. And then just one quick follow up on the price discussion that occurred a little earlier. I just was unclear what the pricing assumption is across the company for 2008.

Herb Henkel: For 2008, we’re seeing price increases will be somewhere within about the 1.5 percent type range is our estimate.

Mark Koznarek: And you said 2007 was roughly 2 percent?

Herb Henkel: About that, right.

James Gelly: Yes, rounded up is about 1.9, 2 percent.

Mark Koznarek: OK. Thanks very much.

Herb Henkel: Thanks, Mark.

Joe Fimbiani: Okay. We’re going to wrap up now. Thank you all for joining us for this marathon call.

There will be an instant replay of today’s conference call available at approximately 10:00 AM tomorrow. It will be available until February 21, 2008.

The call in number is as follows, 888-203-1112 and the passcode is 5497177 and International 719-457-0820. Audio and slides from today’s conference call will be archived on our website. And finally the transcript of this conference call will be available on the Ingersoll-Rand Website next week.

Please call me, Joe Fimbianti, if you have any additional questions at the following number, 201-573-3113.

And this concludes our call. Thank you.

END